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EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

        We consent to the use of our reports dated February 24, 2011 relating to the consolidated financial statements of Enerplus Resources Fund and its subsidiaries (which report expresses an unqualified opinion) and the effectiveness of Enerplus Resources Fund's internal control over financial reporting appearing in this Annual Report on Form 40-F of Enerplus Resources Fund for the year ended December 31, 2010.

Calgary, Canada March 11, 2011	/s/ Deloitte & Touche LLP Independent Registered Chartered Accountants

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  EXHIBIT 99.4
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS